UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION
13A-16
OR
15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2023
Commission File Number:
001-41226

Tritium DCFC Limited
(Translation of registrant’s name into English)

48 Miller Street
Murarrie, QLD 4172
Australia
+61 (07) 3147 8500
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F  ☒
Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Tritium DCFC Limited (the “Company”) is furnishing this Report on Form 6-K to provide the unaudited consolidated financial statements for the six months ended December 31, 2022. Therefore, attached as Exhibit 99.1 to this Report on Form 6-K, is Management’s Discussion and Analysis of Financial Condition and financial statements as of and for the six months ended December 31, 2022.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Report on Form 6-K constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views, as applicable, with respect to, among other things, our respective capital resources, portfolio performance and results of operations. Likewise, all statements regarding anticipated growth in our operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this Report on Form 6-K reflect our current views, as applicable, about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause its actual results to differ significantly from those expressed in any forward-looking statement. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•

our ability to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to manage growth profitability following the Business Combination;

•	risks related to the rollout of our business and expansion strategy;

•	consumer failure to accept and adopt EVs;

•	overall demand for EV charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated;

•	the possibility that our technology and products could have undetected defects or errors;

•	our ability to continue to develop market-leading EV charging technology;

•	our ability to manage growth;

•	our ability to obtain and maintain financing arrangements on attractive terms;

•	our estimates of expenses, ongoing losses, future revenue, capital requirements and needs for or ability to obtain additional financing.

•	the effects of the COVID-19 pandemic or other adverse public health developments on our business;

•	the effects of competition on our future business;

•	the volatility of currency exchange rates;

•

the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which we operate or will operate in the future;

•	potential litigation, governmental or regulatory proceedings, investigations or inquiries involving us, including in relation to the Business Combination;

•

inability to remediate material weaknesses in internal control over financial reporting and failure to maintain an effective system of internal controls, and the inability to accurately or timely report our financial condition or results of operations;

•

failure to maintain an effective system of internal control over financial reporting, and loss of securityholder confidence in our financial and other public reporting from the inability to accurately report our financial results or prevent fraud;

•	changes in personnel and availability of qualified personnel;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	potential write-downs, write-offs, restructuring and impairment or other charges required to be taken by us subsequent to the Business Combination;

•	higher costs as a result of being a public company;

•	general economic uncertainty;

•	the ability to maintain the listing of our securities on Nasdaq;

•	the ability to manage and operate as a public company in the United States; and

•	the volatility of the market price and liquidity of our securities.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this Report on Form 6-K, except as required by applicable law. For a further discussion of these and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section entitled “Risk Factors” in our Annual Report of Form 20-F filed with the SEC on September 22, 2022. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us (or to third parties making the forward-looking statements).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations and Financial Statements as of and for the six months ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: March 9, 2023	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer